CUSIP No. 510700107	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LAKE SHORE BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

510700107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 510700107	Page 2 of 22 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 183,381
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 183,381

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,381
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 93,930
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 93,930

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,930
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 101,374
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 101,374

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 277,311
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 277,311

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 101,374
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 101,374

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 396,385
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 396,385

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 510700107	Page 8 of 22 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 396,385
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 396,385

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 9 of 22 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 8,300
BENEFICIALLY OWNED	8	SHARED VOTING POWER 397,385
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,300
PERSON WITH:	10	SHARED DISPOSITIVE POWER 397,385

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,685
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 10 of 22 Pages

1		NAME OF REPORTING PERSON PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,700
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 17,700

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 510700107	Page 11 of 22 Pages

1		NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ‹0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 510700107	Page 12 of 22 Pages

Item 1.	Security and Issuer

        This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed on August 14, 2006 (the “Original Filing”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Lake Shore Bancorp, Inc. (the “Company” or “Bancorp”). The address of the principal executive offices of the Company is 125 East Fourth Street, Dunkirk, New York 14048.

Item 2.	Identity and Background

        This Amendment No. 1 is being filed jointly by the parties identified below. All of the filers of this Amendment No. 1 are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was attached to the Original Filing as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and members of the Board of Directors of PL Capital Offshore;

•	Richard J. Lashley, as an individual, as a custodian for accounts under the Uniform Transfers to Minor Act (“UTMA”) held by his minor children Danielle Lashley and Caitlin Lashley, and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and

CUSIP No. 510700107	Page 13 of 22 Pages

•	Dr. Robin Lashley, as an individual.

        (a)-(c)        This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, and Financial Edge Strategic, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Lashley, as an individual, by Mr. Lashley as custodian for UTMA accounts held by his minor children Danielle Lashley and Caitlin Lashley and by Mr. Lashley as holder of certain discretionary authority over an account held by his sister, Dr. Robin Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 510700107	Page 14 of 22 Pages

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 405,685 shares of Common Stock of the Company acquired at an aggregate cost of $4,156,445.

        The amount of funds expended by Financial Edge Fund to acquire the 183,381 shares of Common Stock it holds in its name is $1,865,704. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities Corp. (“Banc of America”) on such firms’ usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 93,930 shares of Common Stock it holds in its name is $959,353. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 17,700 shares of Common Stock it holds in its name is $179,160. Such funds were provided from PL Capital Offshore’s available capital and margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 101,374 shares of Common Stock it holds in its name is $1,058,579. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Mr. Lashley to acquire the 6,300 shares of Common Stock he holds in his name is $63,439. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Caitlin Lashley’s UTMA to acquire the 1,000 shares of Common Stock it holds is $10,070. Such funds were provided from Caitlin Lashley’s personal funds.

        The amount of funds expended by Danielle Lashley’s UTMA to acquire the 1,000 shares of Common Stock it holds is $10,070. Such funds were provided from Danielle Lashley’s personal funds.

        The amount of funds expended by Dr. Robin Lashley to acquire the 1,000 shares of Common Stock she holds in her name is $10,070. Such funds were provided from Dr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group, other than PL Capital Offshore, has margin or other loans outstanding secured by Common Stock.

CUSIP No. 510700107	Page 15 of 22 Pages

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s first amendment to the Original Filing. The PL Capital Group owns 6.1% of the Company, based on 6,612,500 outstanding shares of Common Stock. Lake Shore, MHC (“MHC”) is the Company’s parent mutual holding company, and the Company is the stock holding company of Lake Shore Savings Bank. MHC reported in the Company’s definitive proxy statement dated and filed April 18, 2007 that it directly and beneficially owns 3,636,875 shares of Common Stock, or 55% of the aggregate outstanding shares of Common Stock. The PL Capital Group owns 13.6% of the remaining 2,975,625 outstanding shares of Common Stock held by shareholders other than MHC.

        In the Original Filing, the PL Capital Group noted that the purpose of its investment is for investment purposes only. As of the date of this Amendment No. 1, the PL Capital Group does not have an intent, nor has it reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors. However, the PL Capital Group has publicly objected to the Company’s recent proposal to shareholders to amend material terms of the Company’s stock benefit plans, as disclosed in the Company’s definitive proxy statement dated and filed April 18, 2007.

        The Company is seeking shareholder approval to amend certain terms of the 2006 Stock Option Plan and the 2006 Recognition and Retention Plan (collectively, the “Stock Benefit Plans”). The original Stock Benefit Plans were previously approved by shareholders of the Company (other than MHC, which is precluded from voting on the Stock Benefit Plans by the regulations of the Company’s primary federal regulator, the Office of Thrift Supervision) at the Company’s Annual Meeting dated October 24, 2006:

•	With respect to the Company’s 2006 Stock Option Plan, the plan was approved with 1,545,162 shares voting FOR the 2006 Stock Option Plan, 626,852 shares voting AGAINST the 2006 Stock Option Plan and 40,511 shares voting to WITHHOLD. The 2006 Stock Option Plan required the affirmative vote of a majority of the 2,975,625 outstanding shares of Common Stock held by shareholders other than the MHC. Thus, the original 2006 Stock Option Plan needed 1,487,813 or more shares voted affirmatively FOR to pass, compared to the actual FOR vote of 1,545,162, a margin of only 57,349 shares (without the PL Capital Group shares voting FOR, the original 2006 Stock Option Plan would not have had sufficient votes to pass).

•	With respect to the Company’s 2006 Recognition and Retention Plan, the plan was approved with 1,741,241 shares voting FOR the 2006 Recognition and Retention Plan, 444,311 shares voting AGAINST the 2006 Recognition and Retention Plan and 26,973 shares voting to WITHHOLD. The 2006 Recognition and Retention Plan required the affirmative vote of a majority of the 2,975,625 outstanding shares of Common Stock held by shareholders other than the MHC. Thus, the original 2006 Recognition and Retention Plan needed 1,487,813 or more shares voted affirmatively FOR to pass, compared to the actual FOR vote of 1,741,241, a margin of 253,428 shares (without the PL Capital Group shares voting FOR, the original 2006 Recognition and Retention Plan would not have had sufficient votes to pass).

CUSIP No. 510700107	Page 16 of 22 Pages

        The PL Capital Group voted FOR the original Stock Benefit Plans, because it agreed with the original terms of the Stock Benefit Plans as disclosed in the Company’s definitive proxy statement dated and filed September 7, 2006. However, the PL Capital Group is opposed to the Company’s current attempts to amend several of the key terms of the Stock Benefit Plans, including (1) the accelerated vesting of options and stock upon retirement, (2) providing for Board of Directors’ discretion to establish different vesting schedules, and (3) eliminating certain plan limits on the number of shares of Common Stock that can be granted to Directors.

        The PL Capital Group plans to vote NO on the amendments to the Stock Benefit Plans at the upcoming Annual Meeting to be held on May 23, 2007. The PL Capital Group’s reasons for its opposition are set forth more fully in the letter attached to this Amendment No. 1 as Exhibit 2.

        The PL Capital Group discussed its concerns with members of the Company’s senior management and Board of Directors, and outside counsel to the Company, on May 14, 2007. After those discussions, the PL Capital Group sent a letter to the Board of Directors, which is attached to this Amendment No. 1 as Exhibit 2. On May 15, 2007, the PL Capital Group issued a press release, a copy of which is attached to this Amendment No. 1 as Exhibit 3.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock (including stock held by MHC). Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amendment No. 1, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Amendment No. 1 are calculated based upon the number of outstanding shares of Common Stock, 6,612,500, reported as the number of outstanding shares as of March 28, 2007, in the Company’s definitive proxy statement dated and filed April 18, 2007.

CUSIP No. 510700107	Page 17 of 22 Pages

        The PL Capital Group made no transactions in the Common Stock within the past 60 days:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no purchases and sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no purchases and sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no purchases and sales of Common Stock in the past 60 days.

CUSIP No. 510700107	Page 18 of 22 Pages

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(D)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no purchases and sales of Common Stock in the past 60 days.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 510700107	Page 19 of 22 Pages

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(I)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the last 60 days.

(J)	Dr. Robin Lashley

(a)-(b)	See cover page.

(c)	Dr. Robin Lashley made no purchases or sales in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 510700107	Page 20 of 22 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from PL Capital to Lake Shore Bancorp, Inc. Board of Directors dated May 14, 2007.
3	Press release dated May 15, 2007.

* Previously filed.

CUSIP No. 510700107	Page 21 of 22 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

CUSIP No. 510700107	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

Exhibit 2

May 14, 2007	VIA TELEFAX

Mr. Michael E. Brunecz, Chairman
Lake Shore Bancorp, Inc.
125 East Fourth Street
Dunkirk, NY 14048

Dear Mr. Brunecz:

We are writing to express our opposition to Lake Shore Bancorp, Inc.‘s (the “Company”) proposed amendments to the 2006 Stock Option Plan and the 2006 Recognition and Retention Plan (collectively, the “Stock Benefit Plans”), as recently disclosed in the Company’s definitive proxy statement dated April 18, 2007.

Background of PL Capital Group

The PL Capital Group owns 405,685 shares of the Company’s common stock (“Common Stock”), which is 6.1% of the 6,612,500 outstanding shares of Common Stock, and 13.6% of the 2,975,625 outstanding shares of Common Stock held by shareholders other than Lake Shore, MHC (“MHC”). Based upon public filings, the PL Capital Group is the Company’s largest shareholder other than MHC.

You may recall that PL Capital Group’s initial 13D filing in the summer of 2006 was “for investment purposes only.” When it came time to vote on the original Stock Benefit Plans contained in the Company’s definitive proxy statement dated September 7, 2006, we thoroughly evaluated the terms of the Stock Benefit Plans and the number of shares of Common Stock issuable under the Stock Benefit Plans, then voted FOR the Plans.

Our Opposition to Proposed Amendments to the Stock Benefit Plans

When we reviewed the Company’s definitive proxy statement dated April 18, 2007, we were surprised to find significant amendments to the Stock Benefit Plans that we just approved in October. In our opinion, these amendments are favorable to the participants in the Stock Benefit Plans and unfavorable to shareholders, and if the Company had disclosed the intent to include these provisions in October 2006, we would have voted AGAINST the Stock Benefit Plans at that time.

While it was likely not the Company’s intent, we feel the Company manipulated the odds of obtaining shareholder approval by bifurcating the approval process and not disclosing that intent in the original September 7, 2006 proxy statement. Would shareholders have approved the Stock Benefit Plans in October 2006 if these amendments were originally included? Would the officers and directors have obtained the millions of dollars of Common Stock and options they now have? We cannot answer for other shareholders, however, the PL Capital Group would have voted AGAINST the original Stock Benefit Plans if these new provisions had been included originally.

We are also concerned that these amendments are more favorable than the Office of Thrift Supervision (“OTS”) regulations on stock benefit plans. For example, the proposed amendments include provisions for accelerated vesting upon retirement (including early retirement), while the OTS regulations only allow accelerated vesting due to death, disability and change in control (namely, the OTS only allows accelerated vesting in circumstances beyond the employee’s control, a principle with which we agree). We understand that many other thrifts have asked for shareholder approval to adopt provisions which exceed the OTS regulations, however, this does not make it any more acceptable to us.

We believe that the proposed amendments are also contrary to the basic purpose of compensation and stock benefit plans, which is to incent key employees to work hard and remain employed. This is exactly what the Company told us and other shareholders in the Company’s definitive proxy statement dated September 7, 2006. Under the “Purpose of the Option Plan” and “Purpose of the Recognition and Retention Plan” sections, the proxy stated, among other things, that the Plans were intended to “attract and retain individuals of outstanding competence” (underline added). The vesting provisions of awards granted under the Stock Benefit Plans are already very favorable to insiders because they do not require the Company or the recipient to achieve any performance criteria in order for the awards to vest. The officers and directors granted awards merely have to show up to work for a specified period of time (the Stock Benefit Plans currently contain a 5 year vesting period). If the proposed amendments are passed, officers and directors won’t even have to remain employed for 5 years in order for their awards to vest in full. Instead, an insider eligible for retirement, or favored by the board, could retire one day after being granted an award, and the award would fully vest.

As disclosed in the Company’s most recent Form 10-K (page 42), the original Stock Benefit Plans were narrowly approved by shareholders of the Company (other than MHC, which is precluded from voting on the Stock Benefit Plans by the regulations of the Company’s primary federal regulator, the OTS). At the Company’s Annual Meeting on October 24, 2006, 1,545,162 shares voted FOR, 626,852 shares voted AGAINST and 40,511 shares voted to WITHHOLD. Passage of the original Stock Benefit Plans required the affirmative vote of a majority of the 2,975,625 outstanding shares of Common Stock held by shareholders other than the MHC. Thus, the original Stock Benefit Plans needed 1,487,813 or more shares voted affirmatively FOR to pass, compared to the actual FOR vote of 1,545,162, a margin of only 57,349 shares. These plans were narrowly approved. Without the PL Capital Group shares voting FOR, the original Stock Benefit Plans would not have had sufficient votes to pass.

Requested Course of Action

We request that the Company rescind the proposed amendments and leave the terms of the Stock Benefit Plans as previously approved by shareholders. The shareholders approved the Stock Benefit Plans in reliance on the disclosures the Company made in the Company’s definitive proxy statement dated September 7, 2006, believing that the Company would act in good faith to maintain the Stock Benefit Plans in accordance with those disclosed terms.

If the Board insists on pursuing this course of action, the PL Capital Group plans to vote NO on the amendments to the Stock Benefit Plans at the upcoming Annual Meeting to be held on May 23, 2007.

We also believe that it is inappropriate to have the Company’s 2006 Recognition and Retention Plan (“RRP Plan”) shares voting on the proposed amendments, since there is a clear conflict of interest in having the RRP Plan participants vote on amendments which benefit them.

While we remain supportive of the Company and its management, and appreciate the opportunity we had today to speak with members of management and the board, and outside counsel to the Company, we feel it is in shareholders’ interests to vote NO on the proposed amendments.

We request that this letter be provided as soon as possible to each board member. Please feel free to call either of us with any questions.

Sincerely,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal

Exhibit 3

PL CAPITAL ANNOUNCES OPPOSITION TO LAKE SHORE BANCORP, INC.’S (Symbol: LSBK) PROPOSED STOCK BENEFIT PLAN AMENDMENTS

NAPERVILLE, Illinois (May 15, 2007) – The PL Capital Group (PL Capital) announced today that it informed the management and Board of Directors of Lake Shore Bancorp, Inc. (Symbol: LSBK) that PL Capital opposes the recently proposed amendments to Lake Shore’s 2006 Stock Option Plan and 2006 Stock Recognition and Retention Plan (the Stock Benefit Plans). Lake Shore is currently seeking shareholder approval of several amendments to the Stock Benefit Plans, as disclosed in Lake Shore’s definitive proxy statement dated April 18, 2007. Lake Shore’s Annual Meeting is currently scheduled for May 23, 2007.

PL Capital opposes the proposed amendments because it believes they are contrary to proper compensation and benefit practices and shareholders’ interests. Furthermore, at the time that Lake Shore sought shareholder approval for the original Stock Benefit Plans in October 2006, it did not disclose any intent to materially modify the terms of the Stock Benefit Plans.

“If the Stock Benefit Plans presented to shareholders in October 2006 had contained the amendments being proposed currently, PL Capital Group would have voted AGAINST the Stock Benefit Plans in October 2006, and the plans would not have been approved, since our vote was the deciding factor. Whether they intended to or not, Lake Shore pulled a “bait and switch” on us and its other shareholders,” noted PL Capital principal Richard Lashley.

PL Capital has asked the board to revoke the proposed amendments to the Stock Benefit Plans, leaving the terms of the originally approved Stock Benefit Plans in place.

PL Capital owns 405,685 shares of Common Stock, which is 6.1% of the 6,612,500 outstanding shares of Common Stock, and 13.6% of the 2,975,625 outstanding shares of Common Stock held by shareholders other than Lake Shore, MHC. Based upon public filings, PL Capital is the Company’s largest shareholder other than the MHC.

Contact: Richard Lashley, PL Capital LLC (973) 360-1666